Viceroy Exploration Ltd.

News Release #2005.08

TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212 www.viceroyexploration.com

NEWS RELEASE

VICEROY TO ACCELERATE EXPLORATION PROGRAM
AT GUALCAMAYO

Vancouver, British Columbia, April 26, 2005 - Viceroy Exploration Ltd. (the "Company") is pleased to report that the Company is accelerating the current Phase Two drill program at its 100% owned Gualcamayo gold project in San Juan Province, Argentina.

Acceleration of the current program is due in part to a new geological interpretation of the offset of mineralization across the Quebrada del Diablo (“QDD”) fault. Previously the Company had been targeting mineralization at depth across this fault. However, it now appears that the west wall of the QDD has been uplifted by at least 100 metres. Hole QD-127 was drilled at a positive inclination of 16.5 o to test this new model and intercepted 1.42 g/t Au over the first 79.30 metres of the hole in mineralized breccia. Furthermore, the remainder of the hole returned elevated mineralization of 0.30 g/t Au over 69.40 metres, from 79.30 metres to the end of the hole. This new model, and its initial testing by holes QD-127 and QD-128, opens up several new target areas on the west side of QDD. Additional drills will be mobilized to test these targets.

Patrick Downey, President and CEO of Viceroy Exploration Ltd., stated "These holes are particularly exciting for the Company, encountering significant mineralized intercepts and giving us confidence in the new model. This model opens up the west side of QDD, where the mineralized system can be traced on surface for over 2 kilometres to Target 3D. Target 3D has surface mineralization averaging in excess of 1.5 g/t Au over 200 metres in length.”

A summary of the significant intersections from holes QD-127 and QD-128 are as follows:

			Total
Hole #	Azimuth	Dip	Length	From	To	Interval	Au
	(O)	(O)	(meters)	(meters)	(meters)	(meters)	(g/t)
QD - 127	224.0	+16.5	148.70	0.00	79.30	79.30	1.42
Incl.				13.83	17.50	3.67	5.39
&				61.75	75.40	13.65	3.20
QD – 128	224.0	+38.5	124.10	0.00	60.10	60.10	0.70
Incl.				45.10	52.10	7.00	1.61

QD-126 is a metallurgical hole for which assays are pending.

The Company expects a third drill rig to arrive on site in late May – early June. An additional camp is being built in preparation for this expanded diamond and reverse circulation drill program. In addition, the Company will begin construction of a permanent and more direct access road from the main highway (Route 40) to the project site, a total distance of approximately 10 kilometres.

Regional Exploration Program

Preliminary results from the Gualcamayo regional exploration program have identified previously unrecognized skarn and sediment-replacement gold mineralization. The regional program is ongoing with increased budget and personnel.

The Pirrotina North target, located 3.5 km west of QDD, appears to be a reduced gold skarn system, based on surrounding geology, mineralogy and geochemistry. A sample of a one tonne massive pyrrhotite boulder that appears local assayed 2.56 g/t Au, 5.5 g/t Ag and 0.2% Cu, with elevated As and Bi.

Sediment-replacement style mineralization is evident at several sites, including 1.5 to 1.7 km west of Pirrotina North. Receptive sandstone beds contain disseminated to locally massive sulphide mineralization, with samples returning 1.1 and 1.3 g/t Au.

The Company plans to complete both airborne and ground magnetic surveys to assist in identifying skarn mineralization. Field crews will continue detailed mapping and sampling to define sedimentary replacement style targets. The objective is to advance new targets to drill stage.

Environmental Impact Statement (“EIS”)

The Company also wishes to announce that it has awarded the EIS contract to Golder Associates (“Golder”). Golder is a well-known international consulting group which has performed EIS studies worldwide, including several in South America. The EIS will commence immediately, leading towards obtaining the permits required to put the Gualcamayo project into production.

Quality Control

The exploration program is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. All samples were collected in accordance with industry standards. Drill core samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Check assays were submitted to ALS Chemex, an ISO-9001:2000 certified lab, in their Santiago, Chile facility. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and advancement of its 100%-owned Gualcamayo gold project, in San Juan Province, Argentina. As stated in News Release #2004.21 , dated Nov. 11, 2004, the main resource lies within the QDD deposit and the most recent resource estimate includes a measured and indicated resource of 37.1 million tonnes of 1.04 g/t Au (1.2 million ounces) using a cutoff grade of 0.5 g/t Au. An additional 11.3 million tonnes of 1.20 g/t Au (435,000 ounces) are classified as inferred. The nearby Amelia Inés deposit is estimated to contain a measured and indicated resource of 2.1 million tonnes of 2.82 g/t Au (192,000 ounces), also using a 0.5 g/t Au cutoff grade. The combined inferred resources for Amelia Inés and the adjacent Magdalena deposit amount to 2.9 million tonnes of1.88 g/t Au (176,000 ounces).

For further information please contact:

Patrick G. Downey, P. Eng., President and CEO
604-669-4777

General investor inquiries please call:
1-888-662-4777

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements